SECURITIES AND EXCHANGE COMMISSION


                        Washington, D.C.  20549





                              FORM 11-K


             [ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

              For the Fiscal Year Ended December 31, 1997
                                 OR
           [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934


                      EMPLOYEES' THRIFT PLAN OF THE

                     TEXAS UTILITIES COMPANY SYSTEM


                       Commission File No. 1-12833






                          TEXAS UTILITIES COMPANY


             Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

         (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                            TABLE OF CONTENTS

                                                                   Page
                                                                   ----
FINANCIAL STATEMENTS

     The following statements are furnished for the Plan:

          Statement of Net Assets Available for Benefits,
               December 31, 1997                                     3

          Statement of Net Assets Available for Benefits,
               December 31, 1996                                     4

          Statement of Changes in Net Assets Available for Benefits,
               for the Year Ended December 31, 1997                  5

          Statement of Changes in Net Assets Available for Benefits,
               for the Year Ended December 31, 1996                  6

          Notes to Financial Statements                              7

          Supplemental Schedules:

               Schedule of Assets Held for Investment Purposes,
                    December 31, 1997                               14

               Schedule of Reportable Transactions for the Year
                    Ended December 31, 1997                         17

INDEPENDENT AUDITORS' REPORT                                        18

SIGNATURE                                                           19

EXHIBITS

     The following exhibit is filed herewith:

          Independent Auditors' Consent                             20

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
                                                                                        SUPPLEMENTAL INFORMATION
                                                         ------------------------------------------------------------------
                                                                            Bond      Interest      Equity        Equity
                                                            Common          Index      Income       Income         Index
                                                Total        Stock          Fund        Fund         Fund          Fund
                                              ---------   -----------    ----------  -----------  ------------  -----------


ASSETS
 Investments - at fair value (Notes 3 and 4):
   Common Stock of Texas Utilities Company  $508,774,106  $508,774,106  $             $            $            $
   Mutual funds. . . . . . . . . . .         214,930,691                 10,205,807                 70,570,157   38,686,897
   Guaranteed contracts. . . . . . .          36,484,761                               36,484,761
   Money market funds. . . . . . . .           6,126,309       299,924                  5,826,385
   FNMA/FHLMC* . . . . . . . . . . .          15,834,754                               15,834,754
   Participant loans receivable. . .          17,502,332
                                            ------------  ------------  -----------   -----------  -----------  -----------
        Total investments. . . . . .         799,652,953   509,074,030   10,205,807    58,145,900   70,570,157   38,686,897
 Cash. . . . . . . . . . . . . . . .              84,908        60,772
 Contributions receivable from Employer-
     corporations                              3,926,110     1,748,452       73,486       279,839      505,243      410,385
 Dividends receivable. . . . . . . .           9,984,700     9,984,700
 Interest receivable . . . . . . . .             134,099        10,518                    123,581
                                            ------------  ------------  -----------   -----------  -----------  -----------
        Total assets . . . . . . . .         813,782,770   520,878,472   10,279,293    58,549,320   71,075,400   39,097,282
                                            ------------  ------------  -----------   -----------  -----------  -----------
LIABILITIES
 Note payable (Note 3) . . . . . . .         250,000,000   250,000,000
 Accrued interest payable. . . . . .           5,654,375     5,654,375
                                            ------------  ------------  -----------   -----------  -----------  -----------
        Total liabilities. . . . . .         255,654,375   255,654,375
                                            ------------  ------------  -----------   -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS. .        $558,128,395  $265,224,097  $10,279,293   $58,549,320  $71,075,400  $39,097,282
                                            ============  ============  ===========   ===========  ===========  ===========


*Federal National Mortgage Association/Federal Home Loan Mortgage Corporation

                  See accompanying Notes to Financial Statements.





                                            ------------------------------------
                                                             Equity
                                               Balanced      Growth       Loan
                                                 Fund         Fund        Fund
                                              -----------  -----------  ---------


ASSETS
 Investments - at fair value (Notes 3 and 4)
   Common Stock of Texas Utilities Company    $            $            $
   Mutual funds. . . . . . . . . . .           24,347,711   71,120,119
   Guaranteed contracts. . . . . . .
   Money market funds. . . . . . . .
   FNMA/FHLMC* . . . . . . . . . . .
   Participant loans receivable. . .                                     17,502,332
                                              -----------  -----------  -----------
        Total investments. . . . . .           24,347,711   71,120,119   17,502,332
 Cash. . . . . . . . . . . . . . . .                            24,136
Contributions receivable from Employer-
     corporations                                 196,997      711,708
 Dividends receivable. . . . . . . .
 Interest receivable . . . . . . . .
                                              -----------  -----------  -----------
        Total assets . . . . . . . .           24,544,708   71,855,963   17,502,332
                                              -----------  -----------  -----------
LIABILITIES
 Note payable (Note 3) . . . . . . .
 Accrued interest payable. . . . . .
                                              -----------  -----------  -----------
        Total liabilities. . . . . .
                                              -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS. .          $24,544,708  $71,855,963  $17,502,332
                                              ===========  ===========  ===========


EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996

                                                                                        SUPPLEMENTAL INFORMATION
                                                         ------------------------------------------------------------------
                                                                            Bond      Interest      Equity        Equity
                                                            Common          Index      Income       Income         Index
                                                Total        Stock          Fund        Fund         Fund          Fund
                                              ---------   -----------    ----------  -----------  ------------  -----------


ASSETS
 Investments - at fair value (Notes 3 and 4):
   Common Stock of Texas Utilities Company  $501,493,060  $501,493,060  $             $            $            $
   Mutual funds. . . . . . . . . . .         158,405,182                  9,980,632                 51,986,402   23,774,632
   Guaranteed contracts. . . . . . .          39,854,969                               39,854,969
   Money market funds. . . . . . . .           8,330,033       416,912                  7,913,121
   FNMA/FHLMC* . . . . . . . . . . .          13,732,651                               13,732,651
   Participant loans receivable. . .          14,108,629
                                            ------------  ------------  -----------   -----------  -----------  -----------
        Total investments. . . . . .         735,924,524   501,909,972    9,980,632    61,500,741   51,986,402   23,774,632
 Cash. . . . . . . . . . . . . . . .              23,172        22,697          475
 Contributions receivable from Employer-
     corporations                              3,486,710     1,541,935      104,242       253,017      445,333      272,619
 Dividends receivable. . . . . . . .           9,827,440     9,827,440
 Interest receivable . . . . . . . .              97,729         9,338                     88,391
                                            ------------  ------------  -----------   -----------  -----------  -----------
        Total assets . . . . . . . .         749,359,575   513,311,382   10,085,349    61,842,149   52,431,735   24,047,251
                                            ------------  ------------  -----------   -----------  -----------  -----------
LIABILITIES
 Note payable (Note 3) . . . . . . .         250,000,000   250,000,000
 Accrued interest payable. . . . . .           5,654,375     5,654,375
                                            ------------  ------------  -----------   -----------  -----------  -----------
        Total liabilities. . . . . .         255,654,375   255,654,375
                                            ------------  ------------  -----------   -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS. .        $493,705,200  $257,657,007  $10,085,349   $61,842,149  $52,431,735  $24,047,251
                                            ============  ============  ===========   ===========  ===========  ===========


* Federal National Mortgage Association/Federal Home Loan Mortgage Corporation

                   See accompanying Notes to Financial Statements.

                                            -----------------------------------
                                                            Equity
                                              Balanced      Growth       Loan
                                                Fund         Fund        Fund
                                             -----------  -----------  ---------


ASSETS
 Investments - at fair value (Notes 3 and 4)
   Common Stock of Texas Utilities Company   $            $            $
   Mutual funds. . . . . . . . . . .          20,287,448   52,376,068
   Guaranteed contracts. . . . . . .
   Money market funds. . . . . . . .
   FNMA/FHLMC* . . . . . . . . . . .
   Participant loans receivable. . .                                    14,108,629
                                             -----------  -----------  -----------
        Total investments. . . . . .          20,287,448   52,376,068   14,108,629
 Cash. . . . . . . . . . . . . . . .
 Contributions receivable from Employer-
     corporations                                237,778      631,786
 Dividends receivable. . . . . . . .
 Interest receivable . . . . . . . .
                                             -----------  -----------  -----------
        Total assets . . . . . . . .          20,525,226   53,007,854   14,108,629
                                             -----------  -----------  -----------
LIABILITIES
 Note payable (Note 3) . . . . . . .
 Accrued interest payable. . . . . .
                                             -----------  -----------  -----------
        Total liabilities. . . . . .
                                             -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS. .         $20,525,226  $53,007,854  $14,108,629
                                             ===========  ===========  ===========

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                            SUPPLEMENTAL INFORMATION
                                                        ----------------------------------------------------------------

                                                                         Bond       Interest      Equity       Equity
                                                           Common        Index       Income       Income        Index
                                              Total         Stock        Fund         Fund         Fund         Fund
                                              -----        ------       -------     --------     --------     --------
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR . . . . . . . . .      $493,705,200  $257,657,007  $10,085,349  $61,842,149  $52,431,735  $24,047,251
                                          ------------  ------------  -----------  -----------  -----------  -----------
ADDITIONS
 Income:
   Dividends . . . . . . . . . . . .        39,426,906    26,350,581      656,758                 3,867,952      819,966
   Interest:
     Investments . . . . . . . . . .         4,168,508        66,881                 4,101,627
     Loans . . . . . . . . . . . . .         1,568,490
                                          ------------  ------------  -----------  -----------  -----------  -----------
        Total income . . . . . . . .        45,163,904    26,417,462      656,758    4,101,627    3,867,952      819,966
                                          ------------  ------------  -----------  -----------  -----------  -----------
 Contributions:
   Participating employees' savings.        38,187,697     9,522,936    1,210,220    4,528,877    6,355,596    4,668,878
   Employer-corporations * . . . . .        18,260,226    18,260,226
                                          ------------  ------------  -----------  -----------  -----------  -----------
        Total contributions. . . . .        56,447,923    27,783,162    1,210,220    4,528,877    6,355,596    4,668,878
                                          ------------  ------------  -----------  -----------  -----------  -----------

 Net appreciation (depreciation) on
  fair value of investments                 38,654,411    12,693,821      182,568                10,798,617    6,996,969
                                          ------------  ------------  -----------  -----------  -----------  -----------

        Total additions. . . . . . .       140,266,238    66,894,445    2,049,546    8,630,504   21,022,165   12,485,813
                                          ------------  ------------  -----------  -----------  -----------  -----------
DEDUCTIONS
 Distributions to withdrawing participants  50,855,600    27,089,002    1,167,567   10,197,767    4,695,829    1,756,603
 Interest expense and other fees (Note 3)   24,987,443    24,866,687                   120,756
                                          ------------  ------------  -----------  -----------  -----------  -----------

        Total deductions . . . . . .        75,843,043    51,955,689    1,167,567   10,318,523    4,695,829    1,756,603
                                          ------------  ------------  -----------  -----------  -----------  -----------

TRANSFERS BETWEEN FUNDS - Net . . .                       (7,371,666)    (688,035)  (1,604,810)   2,317,329    4,320,821
                                          ------------  ------------  -----------  -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR . . . . . . . . . . . .      $558,128,395  $265,224,097  $10,279,293  $58,549,320  $71,075,400  $39,097,282
                                          ============  ============  ===========  ===========  ===========  ===========


* Reduced for forfeitures of $39,981.

                  See accompanying Notes to Financial Statements.





                                        ---------------------------------------

                                                         Equity
                                            Balanced     Growth        Loan
                                              Fund        Fund         Fund
                                           ---------     -------      ------
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR . . . . . . . . .      $20,525,226  $53,007,854  $14,108,629
                                          -----------  -----------  -----------
ADDITIONS
 Income:
   Dividends . . . . . . . . . . . .        2,424,209    5,307,440
   Interest:
     Investments . . . . . . . . . .
     Loans . . . . . . . . . . . . .                                  1,568,490
                                          -----------  -----------  -----------
        Total income . . . . . . . .        2,424,209    5,307,440    1,568,490
                                          -----------  -----------  -----------
 Contributions:
   Participating employees' savings.        3,034,755    8,866,435
   Employer-corporations * . . . . .
                                          -----------  -----------  -----------
        Total contributions. . . . .        3,034,755    8,866,435
                                          -----------  -----------  -----------

 Net appreciation (depreciation) on
  fair value of investments                   767,778    7,214,658
                                          -----------  -----------  -----------

        Total additions. . . . . . .        6,226,742   21,388,533    1,568,490 t
                                          -----------  -----------  ----------- )
DEDUCTIONS
 Distributions to withdrawing participants  1,955,133    3,391,371      602,328
 Interest expense and other fees (Note 3)
                                          -----------  -----------  -----------

        Total deductions . . . . . .        1,955,133    3,391,371      602,328
                                          -----------  -----------  -----------

TRANSFERS BETWEEN FUNDS - Net . . .          (252,127)     850,947    2,427,541
                                          -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR . . . . . . . . . . . .      $24,544,708  $71,855,963  $17,502,332
                                          ===========  ===========  ===========

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                            SUPPLEMENTAL INFORMATION
                                                        -----------------------------------------------------------------

                                                                         Bond       Interest      Equity       Equity
                                                           Common        Index       Income       Income        Index
                                              Total         Stock        Fund         Fund         Fund         Fund
                                              -----        ------       -------     --------     --------     --------
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR . . . . . . . . .      $436,285,671  $255,145,372  $ 9,381,916  $59,131,833  $39,741,228  $14,199,403
                                          ------------  ------------  -----------  -----------  -----------  -----------
ADDITIONS
 Income:
   Dividends . . . . . . . . . . . .        32,741,442    24,774,042      617,486                 3,308,064      543,710
   Interest:
     Investments . . . . . . . . . .         4,218,975        60,423                 4,158,552
     Loans . . . . . . . . . . . . .         1,034,094
                                          ------------  ------------  -----------  -----------  -----------  -----------
        Total income . . . . . . . .        37,994,511    24,834,465      617,486    4,158,552    3,208,064      543,710
                                          ------------  ------------  -----------  -----------  -----------  -----------
 Contributions:
   Participating employees' savings.        38,209,981    11,876,022    1,384,975    5,214,578    5,380,553    3,478,445
   Employer-corporations * . . . . .        15,492,474    15,492,474
                                          ------------  ------------  -----------  -----------  -----------  -----------
        Total contributions. . . . .        53,702,455    27,368,496    1,384,975    5,214,578    5,380,553    3,478,445
                                          ------------  ------------  -----------  -----------  -----------  -----------

 Net appreciation (depreciation) on
  fair value of investments                  9,614,596    (3,660,026)    (373,024)                3,807,187    2,942,853
                                          ------------  ------------  -----------  -----------  -----------  -----------

        Total additions. . . . . . .       101,311,562    48,542,935    1,629,437    9,373,130   12,395,804    6,965,008
                                          ------------  ------------  -----------  -----------  -----------  -----------
DEDUCTIONS
 Distributions to withdrawing participants  18,886,884    11,278,509      330,831    3,658,383    1,965,341      548,841
 Interest expense and other fees (Note 3)   25,005,149    24,935,072                    70,077
                                          ------------  ------------  -----------  -----------  -----------  -----------

        Total deductions . . . . . .        43,892,033    36,213,581      330,831    3,728,460    1,965,341      548,841
                                          ------------  ------------  -----------  -----------  -----------  -----------

TRANSFERS BETWEEN FUNDS - Net . . .                       (9,817,719)    (595,173)  (2,934,354)   2,260,044    3,431,681
                                          ------------  ------------  -----------  -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR . . . . . . . . . . . .      $493,705,200  $257,657,007  $10,085,349  $61,842,149  $52,431,735  $24,047,251
                                          ============  ============  ===========  ===========  ===========  ===========


* Reduced for forfeitures of $24,209.

                  See accompanying Notes to Financial Statements.


                                          --------------------------------------

                                                          Equity
                                             Balanced     Growth        Loan
                                               Fund        Fund         Fund
                                            ---------     -------      ------
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR . . . . . . . . .       $16,112,220  $34,826,594  $ 7,747,105
                                           -----------  -----------  -----------
ADDITIONS
 Income:
   Dividends . . . . . . . . . . . .         1,585,519    2,012,621
   Interest:
     Investments . . . . . . . . . .
     Loans . . . . . . . . . . . . .                                   1,034,094
                                           -----------  -----------  -----------
        Total income . . . . . . . .         1,585,519    2,012,621    1,034,094
                                           -----------  -----------  -----------
 Contributions:
   Participating employees' savings.         2,971,069    7,904,339
   Employer-corporations * . . . . .
                                           -----------  -----------  -----------
        Total contributions. . . . .         2,971,069    7,904,339
                                           -----------  -----------  -----------

 Net appreciation (depreciation) on
  fair value of investments                     44,857    6,852,749
                                           -----------  -----------  -----------

        Total additions. . . . . . .         4,601,445   16,769,709    1,034,094
                                           -----------  -----------  -----------
DEDUCTIONS
 Distributions to withdrawing participants     288,308      816,671
 Interest expense and other fees (Note 3)
                                           -----------  -----------  -----------

        Total deductions . . . . . .           288,308      816,671
                                           -----------  -----------  -----------

TRANSFERS BETWEEN FUNDS - Net . . .             99,869    2,228,222    5,327,430
                                           -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR . . . . . . . . . . . .       $20,525,226  $53,007,854  $14,108,629
                                           ===========  ===========  ===========

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF THE PLAN

    The following description is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

     General - The Employees' Thrift Plan of the Texas Utilities Company System (Plan) is a defined contribution plan established in 1968 by Texas Utilities Company and its subsidiaries (Employer-corporations). The Employees' Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and is custodian of the assets of the Plan. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision. (See Note 3.) The Plan was again amended effective as of January 1, 1993. Such amendments to the Plan, among other things, established a pre-tax deferral feature in accordance with
Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The plan is intended to be a participant directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations who meet certain eligibility requirements is entirely voluntary.

     The Plan includes seven investment options, or funds:

    Common Stock of Texas Utilities Company (Common Stock) -- invests exclusively in Common Stock of Texas Utilities Company (Company); Investment Grade Bond Index Fund (Bond Index Fund) -- purchases units in the Vanguard Bond Index Fund -- Total Bond Market Portfolio; Interest Income Fund -- invests in fixed-rate contracts with insurance companies and other financial institutions;
    Equity Income Fund -- purchases units in the Fidelity Equity-Income
        Fund, which consists primarily of income-producing equity securities;
    Equity Index Fund -- purchases units in the Fidelity Spartan
        U.S. Equity Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
    Balanced Fund -- purchases units in the Hotchkis and Wiley Balanced Income
        Fund, which consists primarily of investments in equity securities, fixed income securities and money market obligations; and
    Equity Growth Fund -- purchases units in the American Express
        IDS New Dimensions Fund (Class Y), which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions.

     Eligibility, Participation and Employee Savings - Any regular employee of an Employer-corporation is eligible to participate in the Plan after completion of at least six months of service prior to the date the employee's participation is to be effective. An eligible employee has completed six months of service after completing at least 500 hours of service during any six-month period.

     Under the Plan, except as limited by law, a participating employee may invest, through pre-tax salary deferrals (Elective Deferrals) or after tax payroll deductions (Payroll Deductions) each payroll period, a specified amount ranging from 1% to 6% of regular salary or wages (Basic Employee Savings). Participants electing the maximum Basic Employee Savings investment may also invest, through Elective Deferrals or Payroll Deductions each payroll period, an additional 1% to 10% of regular salary or wages (Supplemental Employee Savings).

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS


     Employer Matching Contributions - Matching contributions to participant accounts by the Employer-corporations are made based on the participants' Basic Employee Savings and years of service as follows:

     Less than 10 years                  40%
     10 years but less than 25 years     50%
     25 years or more                    60%

     No employer contributions are made with respect to Supplemental Employee Savings.

     Investment of Funds - All employer matching contributions, except as provided below, are invested in Common Stock of the Company, however, each participant may invest, in 10% increments, in the various seven investment options with respect to the investment of Basic and Supplemental Employee Savings. All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

     A participant may change selected investment options for Employee Savings as often as once a quarter by liquidating the investments attributable to Basic and Supplemental Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

     A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant's employer contributions account (reduced by amounts previously so diversified) in the same proportion as the participant may diversify such Basic and Supplemental Employee Savings. At age 60 and thereafter, a participant may annually diversify up to 50% of such employer contributions account (reduced by amounts previously so diversified).

     Unit Values - Participants do not have beneficial ownership in specific securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

     Voting of Common Stock - Each participant may give the Trustee confidential written instructions with respect to the voting, at any meeting of shareholders, of the Common Stock allocated to the participant's account. Effective January 1, 1993, the unallocated Common Stock held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee in its discretion unless otherwise directed pursuant to a voting procedure agreement.

     Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

     A participant who terminates employment and has an account balance greater than $3,500 may retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances equal to or less than $3,500 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination may be rolled into an IRA or a qualified retirement plan sponsored by another employer.

    The IRS has established rules governing distributions from the Plan after the participant has attained 70-1/2 years of age.

     A participant may withdraw a portion of after-tax Basic and Supplemental Employee Savings without necessitating a total withdrawal from the Plan and may exercise the limited privilege of an after-tax partial withdrawal at any time after twelve months of participation in the Plan. Partial withdrawal may be in any amount up to 90% of the current value of the participant's Basic and Supplemental Employee Savings, or 90% of market value, whichever is less. A further partial withdrawal by a participant may not be made until after the expiration of twelve months following the last previous partial withdrawal.

     In the event of an after-tax partial withdrawal, such amount will be paid to the participant in cash or in shares of Common Stock to the extent such stock is held in the participant's account for after-tax Basic and Supplemental Employee Savings, at the option of the participant. No partial withdrawal may be made of Elective Deferrals, Rollover Contributions, Employer matching contributions, or income from such deferrals or contributions. A participant may repay to the Trustee the amounts of any after-tax partial withdrawal made after January 1, 1976, at any time. An after-tax Partial withdrawal by a participant does not terminate participation in the Plan.

     A participant may withdraw entirely from the Plan at any time even though the participant continues in the employ of an Employer-corporation, except that Elective Deferrals and Rollover contributions, Employer matching contributions, or income from such deferrals or contributions cannot be withdrawn until the attainment of age 59-1/2. Following total withdrawal from the after-tax and/or pretax account(s), an employee will be ineligible to contribute to the applicable segment(s) of the Plan for a period of twelve months. Total withdrawal is also available upon termination of employment.
In the event of total withdrawal, that portion of the participant's account which was derived from Basic and Supplemental Employee Savings will be distributed in full to the participant or, in case of death, to the participant's beneficiary.

     In the event of total withdrawal due to participant's retirement or due to permanent and total disability or death of the participant, that portion of the participant's account which was derived from employer matching contributions will also be distributed in full to the participant or, in case of death, to the participant's beneficiary.

     In the event of total withdrawal by a participant who continues in the employ of an Employer-corporation and has a vested interest of less than 50% of employer matching contributions, or terminates employment due to reasons other than those discussed above, that portion of the participant's account which was derived from employer matching contributions shall be distributed to the participant only to the extent shown in the following Vesting Schedule which is dependent upon the participant's years of service:

     Years of      Percentage of Total
     Service     Employer Contributions


   Under   3               None
     3                     30%
     4                     40%
     5                     60%
     6                     80%
     7                     100%

     Participants making withdrawals, other than partial withdrawals, may choose from the following optional forms of payment: (a) shares of Common Stock and/or publicly traded Fund units (to the extent permitted by the Fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of (a) and (b).

     After a distribution in accordance with the above Vesting Schedule, any remainder of employer matching contributions in the participant's account is forfeited and used by the Employer-corporation to reduce the amount of future employer contributions.

     In the event of a total withdrawal made after January 1, 1976, by a participant who is not 100% vested, the participant may repay to the Plan the amount of such distribution at any time prior to the close of the Plan Year in which the participant has completed five consecutive Break-in-Service years and any amounts previously forfeited will be restored to the participant's account.

     In addition, participants may, after meeting certain qualifications as defined by the Internal Revenue Service (IRS), withdraw a portion of their vested 401(k) account balance based on a hardship qualification.

     Federal Income Taxes - The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust established thereunder is exempt from federal income taxes under
Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code.

     Based on the Code and regulations issued pursuant thereto:

     (a)Employer contributions under the Plan, and dividends, interest and other income from Trust Assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (b)Basic and Supplemental Employee Savings made by Payroll Deduction are not deductible on the participant's federal income tax return.

     (c)Basic and Supplemental Employee Savings which are Employee Elective Deferrals reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (d)Partial withdrawal of employee savings which were contributed to the Plan through Payroll Deductions prior to January 1, 1987, represent a return of employee savings and are not taxable to the participant when withdrawn. Partial withdrawals of employee savings which were contributed to the Plan through Payroll Deductions after December 31, 1986, are considered to include, for income tax purposes, an amount of taxable income.

    (e)A total withdrawal generally results in taxable income to the participant equal to the gross distribution less Basic and Supplemental Employee Savings made by Payroll Deduction. However, if the total withdrawal meets the lump sum distribution requirements of the Code,
       (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution will be tax deferred;
       (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

    (f)The taxable amount of a total or partial withdrawal may generally be rolled over to an Individual Retirement Account (IRA) or other qualified plan and payment of taxes may thereby be deferred, subject to automatic income tax withholding of twenty percent (20%) on amounts not distributed in Common Stock.

    (g)The taxable amount of an account, subject to total and partial withdrawal provisions, can be transferred directly to an IRA or other qualified plan and payment of taxes may thereby be deferred.

     Participants are encouraged to determine the effect on their federal income tax liability of receiving distributions from the Plan.

     Amendment, Modification, Suspension and Termination - It is the intention of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon thirty days notice.

     In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Basic and Supplemental Employee Savings or employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements requires the use of significant estimates and assumptions by management, actual results could differ from those estimates.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS

     Valuation of Investment Securities - Participant investments in all funds except for the Interest Income Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund insurance contracts and the financial institution investment contracts are valued at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:

Contract Value of assets as of December 31, 1997:        $58,145,900
Fair Value of assets as of December 31, 1997:            $59,030,084
Average Yield of assets on December 31, 1997:                  6.67%
Return on assets for 12 months ending December 31, 1997:       6.83%

The average yield of assets on December 31, 1996 was 6.84%. The return on assets for 12 months ending December 31, 1996 was 7.23%.


     Expenses - All costs and expenses of the Plan and its administration, except expenses incurred in the generation and administration of participant loans and in the acquisition or disposition of investments, are paid by the Employer-corporations.

     Reclassification - Certain previously reported amounts have been reclassified to conform to current presentations.

3. LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

     In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 in the form of a note payable from an outside lender and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 1997 and 1996, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The note payable is collateralized by 5,375,158 unallocated shares held by the Trustee at December 31, 1997.

     The LESOP shares are held by the Trustee until released and allocated to participants' accounts proportionally based on current debt service payments including interest to total debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. During the 1997 Plan year the number of LESOP shares released and allocated to participant accounts was 231,864 and during the 1996 Plan year the number of LESOP shares released and allocated to participant accounts was 232,499.

4. PARTICIPANT LOANS

     The Plan includes a loan feature allowing participants to borrow from their pretax employee savings and rollover accounts and repay the loan with after-tax payroll deductions. Participants are eligible to borrow up to 50% of their vested pretax and rollover account balances, including Company matching contributions, with the minimum amount of a loan being $1,000 and the maximum being $50,000. Participants may repay the loan back into their account(s) over a period from 1 to 5 years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

NOTES TO FINANCIAL STATEMENTS


5. UNIT VALUES

     Units in each fund at December 31, 1997 and 1996, and net asset value per unit, are presented below. All net asset values per share or unit exclude any related participant loan receivables.

                                              1997            1996
                                              ----            ----
     Common Stock:
          Number of shares                 6,879,589       6,707,876
          Net asset value per share*          $44.46          $41.62

     Bond Index Fund:
          Number of units                  1,011,477       1,014,292
          Net asset value per unit            $10.16           $9.94

     Interest Income Fund:
          Number of units                 10,370,853      11,751,031
          Net asset value per unit             $5.62           $5.26

     Equity Income Fund:
          Number of units                  1,346,502       1,213,785
          Net asset value per unit            $52.79          $43.20

     Equity Index Fund:
          Number of units                  1,105,972         882,176
          Net asset value per unit            $35.35          $27.26

     Balanced Fund:
          Number of units                  1,262,193       1,106,729
          Net asset value per unit            $19.45          $18.55

     Equity Growth Fund:
          Number of units                  2,980,414       2,529,085
          Net asset value per unit            $24.10          $20.96

     * The calculation of net asset value per share for Common Stock includes the value of the LESOP note net of the value of the unallocated LESOP shares.

6.  SUBSEQUENT EVENTS

     Effective January 1, 1998, the Plan was amended. In addition to certain technical legal changes required by recent legislation, the amendments included changes to: (1) the eligibility requirements for participation in the Plan; and (2) the current Vesting Schedule. Additional administrative amendments which became effective in April 1998 included Plan provisions relating to: (1) allocations among the investment funds; (2) restrictions on changes to Employee Savings; and (3) restrictions on certain types of withdrawals.

     Subsequent to year-end, the Plan Committee was notified by the Internal Revenue Service ("IRS") that the Plan would be under examination. The Plan years subject to examination will be the Plan years ending with or within the tax years ending December 31, 1994, 1995 and 1996. The examination is currently in a preliminary stage and no findings have yet been communicated to the Plan Committee.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM -
SUPPLEMENTAL SCHEDULES


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31,
1997



                         Description of Investment,
Identity of Issue,       Including Collateral, Rate of
Borrower, Lessor,        Interest, Maturity Date, Shares,
or Similar Party         Units, Par or Maturity Value                 Cost         Current Value (1)
----------------         --------------------------------             ----         ----------------
                                                                        (Dollars)
COMMON STOCK
Common Stock
------------
Texas Utilities
Company (2)              12,259,617 shares                        $430,881,049      $508,774,106

Money Market Funds
Mellon Bank, N.A.(2)     Cash management fund -
                           299,924 units                               299,924           299,924
                                                                  ------------      ------------

     TOTAL COMMON STOCK                                            431,180,973       509,074,030
                                                                  ------------      ------------

BOND INDEX FUND

Vanguard Bond Index
Fund --  Total Bond
Market Portfolio         1,011,477 units                             9,958,835        10,205,807
                                                                  ------------      ------------

INTEREST INCOME FUND

Value of Interest in General Accounts
-------------------------------------
Business Mens Assurance
Co. of America           Contract No. 1207, 6.9%, due 2001          2,592,620          2,592,620

Safeco Life
Insurance Company        Contract No. LP-1052795, 6.09%, due 2000   2,518,353          2,518,353

New York Life
Insurance Company        Contract No. GA-30186, 8.04%, due 1998     2,694,392          2,694,392

Hartford Life
Insurance Company        Contract No. GA-9260, 7.92%, due 1999      1,602,763          1,602,763

Jackson National Life
Insurance Company        Contract No. G-1004-1, 5.81%, due 2001     2,092,432          2,092,432

John Hancock
Life Insurance Company   Contract No. GAC-8897, 7.01%, due 2001     2,636,304          2,636,304

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
SCHEDULES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31,
1997



                         Description of Investment,
Identity of Issue,       Including Collateral, Rate of
Borrower, Lessor,        Interest, Maturity Date, Shares,
or Similar Party         Units, Par or Maturity Value                 Cost         Current Value (1)
----------------         --------------------------------             ----         ----------------
                                                                        (Dollars)
Metropolitan Life
Insurance Company        Contract No. GAC-24686, 6.88%, due 2000    2,756,935          2,756,935

Metropolitan Life
Insurance Company        Contract No. 18563-B, 6.75%, due 1998        825,470            825,470

Transamerica Occidental
Insurance Company        Contract No. 51492, 6.33%, due 2001        2,520,685          2,520,685
                                                                   ----------         ----------
     Total Value of Interest in General Accounts                   20,239,954         20,239,954


Money Market Funds
------------------
Mellon Bank, N.A (2)     Cash management fund -
                           5,826,385 units                          5,826,385          5,826,385
                                                                   ----------         ----------
United States Government Obligations
------------------------------------
FNMA/FHLMC               15,634,170 units                          15,834,754         15,834,754
                                                                   ----------         ----------

Other
-----
Peoples Security Manager
Trust                    Contract No. BDA 00284TR, 6.68%:

                         ANB Multiple Mortgage - Backed Securities
                              Bond Index Fund                       2,502,777          2,502,777

                         ANB Multiple Asset-Backed Securities
                              Bond Index Fund                       4,151,337          4,151,337

                         ANB Multiple Short-Term
                              Corporate Bond Index Fund             2,476,579          2,476,579

                         ANB Multiple Long-Term
                              Government Bond Index Fund            1,211,550          1,211,550


                         ANB Multiple Intermediate
                              Government Bond Index Fund            4,682,686          4,682,686

                         ANB Multiple Intermediate
                              Corporate Bond Index Fund             1,219,878          1,219,878
                                                                   ----------         ----------
                                                                   16,244,807         16,244,807
                                                                   ----------         ----------
     TOTAL INTEREST INCOME FUND                                    58,145,900         58,145,900
                                                                   ----------         ----------

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
SCHEDULES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31,
1997

EQUITY INCOME FUND
Fidelity Equity -
Income Fund                  1,346,502 units                       46,616,987         70,570,157
                                                                 ------------       ------------

EQUITY INDEX FUND
Fidelity Spartan U. S. Equity
Index Fund                   1,105,972 units                       26,186,801         38,686,897
                                                                 ------------       ------------

BALANCED FUND
Hotchkis and Wiley Balanced
Income Fund                  1,262,193 units                       23,163,490         24,347,711
                                                                 ------------       ------------

EQUITY GROWTH FUND
American Express IDS New
Dimensions Fund              2,980,414 units                       52,655,183         71,120,119
                                                                 ------------       ------------

LOAN FUND
Participant Loans
Receivable (3)               17,502,332 units                      17,502,332         17,502,332
                                                                 ------------       ------------

          TOTAL ALL FUNDS                                        $665,410,501       $799,652,953
                                                                 ============       ============

(1) Current value for the Interest Income Fund is based on contract value.
(2) Party-in-Interest
(3) The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%. During 1997, the rate of interest charged ranged from 10.25% to 10.50%. Maturities range from 1 to 5 years for general purpose loans and up to 15 years for a primary home loan.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL SCHEDULES

ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS


Transactions involving an amount in excess of 5% of the fair value of beginning plan assets.

                                                                                           Current Value
                                                                                             Of Asset
Identity of         Description     Purchase     Selling     Expense Incurred   Cost of    on Transaction
Party Involved        of Asset       Price       Price      With Transaction     Asset        Date            Net Gain
----------------    -----------    ----------   ---------   ----------------- ----------   --------------    ---------
Exceeding 5%
of Plan Assets (in
the Aggregate):

                    TU Company
Various                Stock       33,337,665       --              --         33,337,665     33,337,665          --


Various             TU Company
                      Stock            --        28,412,752         --         26,800,364     28,412,752      1,612,388






INDEPENDENT AUDITORS' REPORT

Employees' Thrift Plan Committee
Employees' Thrift Plan of the
     Texas Utilities Company System:

We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of the Texas Utilities Company System (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1997 and (2) reportable (5%) transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Dallas, Texas
June 22, 1998

                                SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


     EMPLOYEES' THRIFT PLAN OF THE
     TEXAS UTILITIES COMPANY SYSTEM


     By      /s/ Robert L. Turpin
     Robert L. Turpin, Assistant Secretary
     Employees' Thrift Plan Committee





June 22, 1998